EXHIBIT 12. Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES

	Nine Months Ended September 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
	(Dollars in millions)
Consolidated pretax income	$2,345.4	$3,000.3	$5,889.3	$5,408.2	$5,349.5	$6,525.2
Interest (1)	159.3	187.1	184.2	198.8	211.7	211.5
Less interest capitalized during the period	(42.3)	(38.3)	(24.1)	(21.0)	(25.7)	(26.0)
Earnings	$2,462.4	$3,149.1	$6,049.4	$5,586.0	$5,535.5	$6,710.7
Fixed charges	$159.3	$187.1	$184.2	$198.8	$211.7	$211.5
Ratio of earnings to fixed charges	15.5	16.8	32.8	28.1	26.1	31.7

(1)
Interest is based upon interest expense reported as such in the consolidated condensed statements of operations and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.